SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2
To
SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

VBI Vaccines, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

91790E102
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)
(Pages 1 of 6 Pages)

CUSIP No. 91790E102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,133
	6	SHARED VOTING POWER 2,008,773(1)(2)
	7	SOLE DISPOSITIVE POWER 9,133
	8	SHARED DISPOSITIVE POWER 2,008,773(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,017,906(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6% (Based on 23,530,260 shares of common stock outstanding as of November 12, 2015.)
12	TYPE OF REPORTING PERSON* IN
 (1)        Represents (i) 1,897,274  shares of common stock held by DKR Ventures LLC (“DKR”), (ii) 21,499 shares of common stock held by Barry & Renee Honig Charitable Foundation (“Foundation”) and (iii) 90,000 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”).  Mr. Honig is the managing member of DRK, trustee of the Foundation and Roth 401K and in such capacities holds voting and dispositive power over such securities.
 (2)            Excludes 225,000 shares of common stock held by Four Kids Investment Fund, LLC, of which Jonathon Honig, Barry Honig’s adult sibling, is trustee. Barry Honig disclaims beneficial ownership of such securities.

CUSIP No. 91790E102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DKR Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,897,274(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,897,274(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,274(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1% (Based on 23,530,260 shares of common stock outstanding as of November 12, 2015.)
12	TYPE OF REPORTING PERSON* OO
(1)        Mr. Honig is the managing member of DKR Ventures LLC and in such capacity holds voting and dispositive power over such securities.

CUSIP No. 91790E102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry & Renee Honig Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,499(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,499(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,499(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (Based on 23,530,260 shares of common stock outstanding as of November 12, 2015.)
12	TYPE OF REPORTING PERSON* OO
(1)        Mr. Honig is the trustee of Barry & Renee Honig Charitable Foundation and in such capacity holds voting and dispositive power over such securities.

CUSIP No. 91790E102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 90,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 90,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (Based on 23,530,260 shares of common stock outstanding as of November 12, 2015.)
12	TYPE OF REPORTING PERSON* OO
(1)        Mr. Honig is the trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig and in such capacity holds voting and dispositive power over such securities.

Item 1(a).	Name of Issuer:

VBI Vaccines, Inc.

Item 1(b).             Address of Issuer's Principal Executive Offices:

222 Third Street, Suite 2241, Cambridge, MA 02142

Item 2(a).             Name of Person Filing.

The statement is filed on behalf of Barry Honig, DKR Ventures LLC (“DKR), Barry & Renee Honig Charitable Foundation (“Foundation”) and GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”).

Item 2(b).             Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).              Citizenship.

Barry Honig is a citizen of the United States.
DKR Ventures LLC is formed under the laws of Delaware.
Barry & Renee Honig Charitable Foundation and GRQ Consultants, Inc. Roth 401K FBO Barry Honig are formed under the laws of Florida.

Item 2(d).             Title of Class of Securities.

common stock, par value $0.0001.

Item 2(e).             CUSIP Number.

91790E102

Item 3.                 Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned: 2,017,906(1)(2).

(b) Percent of class:  8.6% (Based on 23,530,260 shares of common stock outstanding as of November 12, 2015.)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 9,133

(ii) Shared power to vote or to direct the vote: 2,008,773(1)(2)

(iii) Sole power to dispose or to direct the disposition of: 9,133

(iv) Shared power to dispose or to direct the disposition of: 2,008,773(1)(2)

(1) Represents (i) 1,897,274 shares of common stock held by DKR, (ii) 21,499 shares of common stock held by Foundation and (iii) 90,000 shares of common stock held by Roth 401K.  Mr. Honig is the managing member of DRK, trustee of the Foundation and Roth 401K and in such capacities holds voting and dispositive power over such securities.

(2) Excludes 225,000 shares of common stock held by Four Kids Investment Fund, LLC, of which Jonathon Honig, Barry Honig’s adult sibling, is trustee. Barry Honig disclaims beneficial ownership of such securities.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                  Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2015	By:	/s/ Barry Honig
Barry Honig

DKR Ventures LLC
Date: November 23, 2015	By:	/s/ Barry Honig
Barry Honig, Managing Member

Barry & Renee Honig Charitable Foundation
Date: November 23, 2015	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: November 23, 2015	By:	/s/ Barry Honig
Barry Honig, Trustee